Exhibit 10.13

[Cara Therapeutics Letterhead]

December 15, 2021

[NAME]

RE:Retention Agreement

Dear [NAME]:

In recognition of all of your contributions to Cara Therapeutics, Inc. (the “Company”) to date and your key role in the future success of the Company, we are excited to offer you the retention incentives described below pursuant to the terms and conditions set forth in this agreement (the “Retention Agreement”) which will be effective as of December 15, 2021, provided you have executed and returned it to the Company on or before such date (the “Effective Date”).

I.Cash Retention Bonus

We are thrilled to award you a cash retention bonus in the amount of $[amount], less applicable payroll withholdings and deductions (the “Cash Retention Bonus”).  The Cash Retention Bonus will be payable to you in two equal installments, subject to your continuous employment through each payment date, except as otherwise stated below.  The first installment of the Cash Retention Bonus will be paid to you on the first regularly-scheduled payroll date to occur after the Effective Date.  The second installment of the Cash Retention Bonus will be paid to you on the first regularly-scheduled payroll date to occur after December 15, 2022.

In the event that your employment is terminated by the Company without Cause or you resign for Good Reason (each, as defined in the Company’s Severance Plan (the “Plan”)) on or before December 15, 2022 (either, a “Qualifying Termination”), then you will remain eligible to receive the second installment of the Cash Retention Bonus, to be paid when such installment would otherwise have been paid had you remained employed, provided you execute and deliver a general release of all known and unknown claims in a release agreement acceptable to the Company (the “Release”) within the applicable deadline set forth in the Release, and permit the Release to become effective and irrevocable in accordance with its terms.

It is intended that the Cash Retention Bonus payable under this Retention Agreement satisfies, to the greatest extent possible, the exemption from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) provided under Treasury Regulations Section 1.409A-1(b)(4) and in all cases will be paid not later than March 15 of the year following the year in which your right to such amount became vested.  To the extent that the Cash Retention Bonus is deferred compensation under Section 409A of the Code, and is not otherwise exempt from the application of Section 409A, then, if the period during which you may consider and sign the Release spans two (2) calendar years, the payment of such bonus will not be made until the later calendar year.

II.  RSU Grant

Subject to approval by the Company’s Board of Directors or a committee thereof (the “Board”) and subject to you being in service to the Company on the date of grant, you will be granted a one-time equity award in the form of restricted stock units covering shares of the Company’s common stock, with an aggregate grant date value of $[amount] (the “Retention RSUs”).  The number of restricted stock units subject to your Retention RSUs will be determined by dividing $[amount] by the average closing market price on the Nasdaq Global Market of one share of the Company’s common stock over the 30-trading day period ending five (5) business days before the effective date of grant. The Retention RSUs will vest as follows: 50% of the Retention RSUs will vest on December 15, 2022, and the remaining 50% of the Retention RSUs will vest on June 15, 2023, subject to your continued service with the Company through each such vesting date.  Provided, however, that in the event of a Qualifying Termination (i.e., your resignation with Good Reason or the Company’s termination of your employment without Cause, in either case on or before December 15, 2022, your Retention RSUs will accelerate and vest in full, provided you execute and deliver a Release within the applicable deadline set forth in the Release, and permit the Release to become effective and irrevocable in accordance with its terms.

III.Severance Eligibility

The Company is pleased to announce that you are eligible to participate in the Severance Plan recently adopted, which has been designed to enhance your severance eligibility as compared to what is set forth in your [Employment Agreement {OR} Offer Letter] dated [date].  In order to participate in the Plan, you will be required to (i) promptly execute the Participation Agreement, and (ii) promptly execute the Company’s updated Employee Confidential Information, Inventions, Non-Solicitation and Non-Competition Agreement (the “CIIA”), enclosed.

As an additional benefit to you, the Company is also pleased to further increase your severance eligibility in the event of a Qualifying Termination (i.e., your resignation with Good Reason or the Company’s termination of your employment without Cause, in either case on or before December 15, 2022).  If a Qualifying Termination occurs outside of the Change in Control Period (as defined in the Plan), then the severance multiple applicable to your severance benefit will increase from what is set forth in the Plan and related Participation Agreement to a total of twelve (12) months.  All other provisions of the Plan and Participation Agreement, including all eligibility criteria, will continue to apply.

IV.Miscellaneous

This Retention Agreement is intended to provide a financial incentive to you and is not intended to confer any rights to continued employment upon you.  Nothing in this Retention Agreement is intended to alter your at-will employment relationship, and except as otherwise modified herein with respect to severance eligibility and the CIIA, all other provisions of your [Employment Agreement {OR} Offer Letter] remain in full force and effect.

All questions concerning the construction, validity and interpretation of this Retention Agreement will be governed by the law of the State of Connecticut.  You submit to the jurisdiction of the state and federal courts encompassing the location of the Company’s then-principal office for the resolution of any disputes or claims under this Retention Agreement.  For the avoidance of doubt, any disputes under the Plan shall be governed by the dispute resolution procedure set forth in the Plan.

This Retention Agreement is the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to the payments and benefits provided for herein, and it supersedes and replaces any other agreements (whether written or unwritten) you may have with the Company concerning these matters.  The terms of this Retention Agreement may not be modified or amended except in a written agreement signed by you and a duly authorized officer of the Company.

Sincerely,

Martin Vogelbaum

Chair of the Board of Directors

Accepted and Agreed:

Date:
[NAME]

Schedule of Differing Material Details

Named Executive Officer and Title	Section I. Cash Retention Bonus Amount	Section II. Retention RSUs Aggregate Grant Date Value
Thomas Reilly, Chief Financial Officer	$164,800	$164,800
Frédérique Menzaghi, Ph.D., Chief Scientific Officer and Senior Vice President Research and Development	$186,000	$186,000
Joana Goncalves, M.D., Chief Medical Officer	$186,000	$186,000
Scott Terrillion, General Counsel, Secretary and Chief Compliance Officer	$169,600	$169,600
Richard Makara, Vice President, Head of Accounting & Controller	$75,000	$75,000